March 30, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief Office of Manufacturing and Construction.

Re:	BioLargo, Inc. Registration Statement on Form S-1 Filed January 25, 2017 File No. 333-215730

Dear Mr. Ingram:

We are counsel to BioLargo, Inc., a California corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Amended Registration Statement filed on Form S-1 (file No. 333-215730) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated February 21, 2017. Set forth below are each of the staff’s comments (in bold) to the Registration Statement and the Company’s Responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains the revisions made to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 1 marked to show all changes is attached hereto for your convenience.

General

1. We note that you are seeking to register the offer and sale of 14,685,105 shares issuable upon the conversion of outstanding convertible promissory notes and 18,344,771 shares issuable upon the exercise of outstanding common stock purchase warrants. It appears that you commenced this transaction privately in your 2015 Unit Offering and the convertible notes and the warrants are immediately exercisable, i.e., convertible/exercisable within 60 days at the time of issuance. Please note that a transaction that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations. Please revise the registration statement to eliminate the offer and sale of the common shares issuable upon conversion and exercise of the convertible notes and warrants.

9110 Irvine Center Drive, Irvine, CA 92618

353 W. 48th Street, Suite 340 New York, NY 10036

www.wilsonoskam.com

We have clarified the references to the Company’s offer and sale of its common shares and correctly clarified that the Offering is strictly an offering by the reselling stockholders.

2. Please note the updating requirements of Rule 8-08 of Regulation S-X and update your financial statements and financial information throughout the filing accordingly.

We have updated our Registration Statement accordingly in the Amendment No. 1 and observed the updating requirements of Rule 8-08 of Regulation S-X.

Cover Page

3. Please clarify explicitly on the cover page that the 2,973,832 shares are being registered for resale on behalf of selling stockholders. Also clarify the price relating to the secondary offering. Please identify the market and trading symbol for the securities offered.

We have updated our Registration Statement accordingly in the Amendment No. 1.

Table of Contents

4. Please make sure all the sections have been included in your table of contents; for example, we note the “Selling Stockholders” section is not included. In addition, please be consistent with your terminology. We note you refer both to “selling shareholders” and “selling stockholders”.

We have updated our Registration Statement accordingly in the Amendment No. 1 to have consistent terminology.

Management’s Discussion and Analysis, page 26

5. Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

We have updated our Registration Statement accordingly in the Amendment No. 1 and removed the references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act.

6. We remind you that, in addition to your discussion of the results of operations for the three and nine months ended September 30, 2016 and 2015, you should also discuss your results of operations with respect to the most recent fiscal year for which an income statement is provided compared to the corresponding year of the preceding fiscal year. Please revise as necessary. Refer to Item 303 of Regulation S-K.

We have updated our Registration Statement in the Amendment No. 1 with a discussion of the results of operations for the twelve months ended December 31, 2016 with an income statement provided compared to the corresponding year of the preceding fiscal year.

Cost of Goods Sold, page 26

7. You disclose that cost of goods sold includes the proportions of salaries and expenses related to the sales and marketing efforts of your products. Please tell us and clarify your disclosure to explain why you believe it is appropriate to include these expenses within cost of goods sold instead of selling, general and administrative expenses.

We have updated the financial statements to reflect that the cost of goods sold does not include salaries and expenses related to the sales and marketing efforts of our products.

Liquidity and Capital Resources, page 27

8. You disclose on pages 28 and F-5 that you had $290,076 of accounts payable and accrued expenses as of September 30, 2016. Per your balance sheet on page F-1, you disclose a balance of $226,189 for accounts payable and accrued expenses as of September 30, 2016. Please revise your disclosure accordingly.

We have revised our Registration Statement in the Amendment No. 1 with an updated discussion of the Liquidity and Capital Resources for the twelve months ended December 31, 2016 and reconciled these numbers.

Executive Compensation, page 34

9. Please update this section, and the section disclosing director compensation, to reflect the last completed fiscal year. See Question 117.05 of Compliance & Disclosure Interpretations relating to Regulation S-K.

We have updated our Registration Statement accordingly in the Amendment No. 1.

Related Party Transactions, page 42

10. To the extent any of the transactions referenced in the second paragraph of this section exceeded $120,000, please provide the disclosure required by Item 404 of Regulation SK.

We have updated our Registration Statement accordingly in the Amendment No. 1 to provide the disclosures required by Item 404 of Regulation S-K.

One Year Notes, page 44

11. Please clarify the amounts received and number of investors in these offerings. We note on page 28 you refer to six investors and a different capital amount.

These two amounts received are two separate and distinct offerings. The Winter 2016 Unit Offering (described on page 44) offered the sale of $600,000 of “Units,” each Unit consisting of a convertible promissory note and stock purchase warrant whereby the Company raised $167,000 was received from six accredited investors. Meanwhile, on page 44, the offering described were for one-year convertible notes whereby the Company received $250,000 from two accredited investors.

Selling Stockholders, page 45

12. Please indicate how each selling shareholder received the shares they are registering for resale.

We have updated the disclosures in our Registration Statement accordingly in the Amendment No. 1.

Financial Statements for the Period Ended September 30, 2016

Note 4 – Debt Obligations, page F-9

13. Please note that the table summarizing your debt obligations as of September 30, 2016 does not equal $5,447,876, since you did not include in your table the convertible notes of $280,000 that have a maturity date of July 8, 2017. Please revise.

We have updated our Registration Statement to include December 31, 2016 financials in the Amendment No. 1 and we included in our table the convertible notes of $280,000 that have a maturity date of July 8, 2017.

Financial Statements for the Year Ended December 31, 2015

Consolidated Statements of Stockholders’ Equity (Deficit), page F-21

14. Please ensure that the number of shares of common stock as presented here agrees to the number of shares of common stock per your balance sheet. For example, you had 85,648,015 shares of common stock as of December 31, 2015 per your equity statement, while your balance sheet indicates you had 85,803,467 shares of common stock as of December 31, 2015.

We have updated our Registration Statement accordingly in the Amendment No. 1.

Note 1 – Business and Organization, page F-23

Consolidated Balance Sheets, page F-19

15. Please revise your presentation of stockholders’ equity (deficit) on the face of the balance sheet here and on page F-1 to separately disclose total stockholders’ equity (deficit) attributable to BioLargo, Inc. and total stockholders’ equity (deficit) attributable to your non-controlling interests. You should then present an aggregate total of all shareholders’ equity. Refer to ASC 810-10-45-16 and 810-10-55-4I.

We have revised our presentation of stockholders’ equity (deficit) on the face of the balance sheet on page F-19 and on page F-1 to separately disclose the total stockholders’ equity (deficit) attributable to BioLargo, Inc. and to our non-controlling interests. We have also presented an aggregate total of all stockholders’ equity pursuant to ASC 810-10-45-16 and 810-10-55-41.

Outlook, page F-23

16. You disclose in paragraph one that you had a net stockholders’ deficiency as of December 31, 2015. It appears that you actually had stockholders’ equity as of December 31, 2015. Please revise your disclosure accordingly

We have updated our Registration Statement accordingly in the Amendment No. 1.

Note 2. Summary of Significant Accounting Policies, page F-24

Recent Accounting Pronouncements, page F-27

17. Please revise your disclosure to state that entities are required to apply ASU 2014-09 for annual periods beginning after December 15, 2017 instead of December 15, 2018.

We have revised our disclosures to state that entities are required to apply ASU 2014-09 for annual periods beginning after December 15, 2017 instead of December 15, 2018. Specifically, we have included the following language in our Amendment No. 1 to the Registration Statement:

“In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 will supersede virtually all existing revenue guidance. Under this update, an entity is required to recognize revenue upon transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. As such, an entity will need to use more judgment and make more estimates than under the current guidance. ASU 2014-09 is to be applied retrospectively either to each prior reporting period presented in the financial statements, or only to the most current reporting period presented in the financial statements with a cumulative effect adjustment to retained earnings. The Company will elect to apply the impact (if any) of applying ASU 2014-09 to the most current reporting period presented in the financial statements with a cumulative effect adjustment to retained earnings. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. ASU 2015-14 defers the effective date of ASU 2014-09 for one year, making it effective for the year beginning December 31, 2017, with early adoption permitted as of January 1, 2017. The Company currently expects to adopt ASU 2014-09 in the first quarter of 2018. The Company does not expect adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.”

Note 11. Provision for Income Taxes, page F-43

18. Please disclose the expiration dates of your net operating loss carry-forwards, as required by ASC 740-10-50-3.

We have updated our Registration Statement accordingly in the Amendment No. 1 and disclosed the expiration dates of our net operating loss carry-forwards in Note 8 on page F-20.

Recent Sales of Unregistered Securities, page 50

19. Please include all unregistered sales of securities by the Company within the past three years, including the shares issued as compensation in lieu of salary. For each sale, please provide the information required by Item 701 of Regulation S-K. With regard to issuances of stock to employees, vendors, and consultants for services, please include a specific breakdown of who received shares, when you issued the shares, and the exemption from registration upon which you have relied.

We have updated our Registration Statement accordingly in the Amendment No. 1 to provide the information required by Item 701 of Regulation S-K, including the requested breakdown.

Exhibit Index

20. Your footnotes do not reference the correct filings; please file the material exhibits (governing the note, warrant, and share issuances) with your next amendment.

We have updated our Registration Statement accordingly in the Amendment No. 1.

21. Please update your terminology to be consistent with your Description of Offerings section.

We have updated our Registration Statement accordingly in the Amendment No. 1.

Sincerely,

/s/Christopher A. Wilson

Christopher A. Wilson

Partner

Wilson & Oskam, LLP